Exhibit 99.1

NuCana Reports Fourth Quarter and Year-End 2023 Financial Results and Provides Business Update

Announced Encouraging Updates from NUC-3373 and NUC-7738 Demonstrating Promising Efficacy and Safety

Pipeline Continues to Advance with Key Data Readouts Expected for All Programs in 2024

Randomized Phase 2 Study of 171 Second-Line Colorectal Cancer Patients Fully Recruited

Anticipated Cash Runway into 2025

Edinburgh, United Kingdom, March 20, 2024 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the fourth quarter and year ended December 31, 2023 and provided an update on its broad clinical development program with its transformative ProTide therapeutics.

As of December 31, 2023, NuCana had cash and cash equivalents of £17.2 million compared to £17.8 million as of September 30, 2023 and £41.9 million as of December 31, 2022. NuCana continues to advance its various clinical programs and reported a net loss of £7.7 million for the quarter ended December 31, 2023, as compared to a net loss of £15.2 million for the quarter ended December 31, 2022. Net loss for the year ended December 31, 2023 was £27.6 million, compared to a net loss of £32.0 million for the year ended December 31, 2022. Basic and diluted loss per share was £0.14 for the quarter and £0.53 for the year ended December 31, 2023, as compared to £0.29 per share for the comparable quarter and £0.61 for the year ended December 31, 2022.

“In 2023, we announced data that demonstrated encouraging signals of efficacy and favorable safety profiles for our ProTides, NUC-3373 and NUC-7738,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “Working towards our mission of improving treatment outcomes for patients with cancer by developing more effective and safer medicines, we look forward to providing important data readouts across our pipeline in 2024.”

Mr. Griffith continued: “Our development programs for both NUC-3373 and NUC-7738 are progressing well. NUC-3373, our ProTide transformation of 5-FU, is being evaluated in three ongoing clinical studies. Our randomized Phase 2 study is comparing NUC-3373 in combination with irinotecan, leucovorin and bevacizumab (NUFIRI + bev) with the standard of care, 5-FU in combination with irinotecan, leucovorin and bevacizumab (FOLFIRI + bev) for the second-line treatment of patients with advanced colorectal cancer. We have now fully recruited all 171 patients to the study and we remain on track to announce data from this study in 2024. Additionally, we are completing our Phase 1b/2 study of NUFIRI + bev and NUFOX + bev in patients with metastatic colorectal cancer. We recently presented data from this study demonstrating that NUFIRI + bev and NUFOX + bev showed a favorable safety profile and encouraging signs of efficacy, including tumor volume reductions. In addition, several patients achieved a longer progression-free survival (PFS) on NUC-3373-based regimens as compared to the PFS achieved in their first-line treatment with 5-FU-based therapy. Lastly, we remain on track to announce data in 2024 from our Phase 1b/2 study of NUC-3373 in combination with pembrolizumab in patients with solid tumors and in combination with docetaxel in patients with lung cancer.”

Mr. Griffith continued: “Moving to NUC-7738, we recently presented data from the Phase 2 part of the Phase 1/2 study of NUC-7738 in combination with pembrolizumab in patients with melanoma. These data showed tumor volume reductions and prolonged time on treatment and indicated that NUC-7738 may potentiate the activity of anti-PD-1 agents in patients who were refractory to, or progressed on, prior immunotherapy, including anti-PD-1 therapy. We look forward to sharing additional updates from this study in 2024.”

Mr. Griffith concluded, “With a cash runway that is expected to extend into 2025, we look forward to providing a number of important data updates in the coming year as we continue to advance our pipeline of ProTides.”

2024 Anticipated Milestones

•	NUC-3373 (a ProTide transformation of 5-FU)

In 2024, NuCana expects to:

•	Announce data from the randomized Phase 2 (NuTide:323) study of NUFIRI + bev compared to the standard of care FOLFIRI + bev for the second-line treatment of patients with advanced colorectal cancer;

•	Announce data from the Phase 1b/2 (NuTide:302) study of NUFIRI + bev and NUFOX + bev for the second-line treatment of patients with advanced colorectal cancer; and

•	Announce data from the Phase 1b/2 (NuTide:303) modular study of NUC-3373 in combination with pembrolizumab in patients with solid tumors and in combination with docetaxel in patients with lung cancer.

•	NUC-7738 (a ProTide transformation of 3’-deoxyadenosine)

In 2024, NuCana expects to:

•	Announce data from the Phase 2 part of the Phase 1/2 study (NuTide:701) of NUC-7738 in combination with pembrolizumab in patients with melanoma.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in three ongoing clinical studies: a Phase 1b/2 study (NuTide:302) in combination with leucovorin, irinotecan or oxaliplatin, and bevacizumab in patients with metastatic colorectal cancer; a randomized Phase 2 study (NuTide:323) in combination with leucovorin, irinotecan, and bevacizumab for the second-line treatment of patients with advanced colorectal cancer; and a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. NUC-7738 is a transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog. NUC-7738 is in the Phase 2 part of a Phase 1/2 study in patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash, cash equivalents and marketable securities to fund its planned operations into 2025. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2024, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Condensed Consolidated Statements of Operations

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2023	2022	2023	2022
	(in thousands, except per share data)
	(unaudited)
	£	£	£	£
Research and development expenses	(6,859)	(13,188)	(25,062)	(36,426)
Administrative expenses	(1,286)	(1,535)	(6,063)	(7,291)
Impairment of intangible assets	(503)	(292)	(503)	(292)
Net foreign exchange (losses) gains	(459)	(2,233)	(1,156)	4,887

Operating loss	(9,107)	(17,248)	(32,784)	(39,122)
Finance income	137	289	754	669

Loss before tax	(8,970)	(16,959)	(32,030)	(38,453)
Income tax credit	1,315	1,760	4,398	6,432

Loss for the period	(7,655)	(15,199)	(27,632)	(32,021)

Basic and diluted loss per share	(0.14)	(0.29)	(0.53)	(0.61)

Condensed Consolidated Statements of Financial Position At

	December 31, 2023	December 31, 2022
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,128	2,365
Property, plant and equipment	521	866
Deferred tax asset	143	103

	2,792	3,334
Current assets
Prepayments, accrued income and other receivables	2,671	3,957
Current income tax receivable	5,123	6,367
Other assets	—	2,684
Cash and cash equivalents	17,225	41,912

	25,019	54,920

Total assets	27,811	58,254

Equity and liabilities
Capital and reserves
Share capital and share premium	143,420	143,203
Other reserves	79,173	75,872
Accumulated deficit	(207,706)	(180,573)

Total equity attributable to equity holders of the Company	14,887	38,502

Non-current liabilities
Provisions	58	46
Lease liabilities	190	396

	248	442
Current liabilities
Trade payables	3,375	4,803
Payroll taxes and social security	155	162
Accrued expenditure	8,940	10,002
Lease liabilities	206	243
Provisions	—	4,100

	12,676	19,310
Total liabilities	12,924	19,752

Total equity and liabilities	27,811	58,254

Condensed Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2023	2022
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(27,632)	(32,021)
Adjustments for:
Income tax credit	(4,398)	(6,432)
Amortization, depreciation and loss on disposal	575	732
Impairment of intangible assets	503	292
Movement in provisions	(4,109)	4,100
Finance income	(754)	(669)
Interest expense on lease liabilities	29	21
Share-based payments	3,857	4,890
Net foreign exchange losses (gains)	1,176	(5,014)

	(30,753)	(34,101)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	1,234	307
(Decrease) increase in trade payables	(1,428)	2,974
(Decrease) increase in payroll taxes, social security and accrued expenditure	(1,087)	442

Movements in working capital	(1,281)	3,723

Cash used in operations	(32,034)	(30,378)

Net income tax received	5,595	7,220

Net cash used in operating activities	(26,439)	(23,158)

Cash flows from investing activities
Interest received	770	638
Payments for property, plant and equipment	(4)	(12)
Payments for intangible assets	(474)	(506)
Repayment of other assets	2,596	—

Net cash from investing activities	2,888	120

Cash flows from financing activities
Payments for lease liabilities	(270)	(227)
Proceeds from issue of share capital – exercise of share options	4	66
Proceeds from issue of share capital	249	—
Share issue expenses	(36)	—

Net cash used in financing activities	(53)	(161)

Net decrease in cash and cash equivalents	(23,604)	(23,199)
Cash and cash equivalents at beginning of year	41,912	60,264

Effect of exchange rate changes on cash and cash equivalents	(1,083)	4,847

Cash and cash equivalents at end of year	17,225	41,912

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Westwicke

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com